EXHIBIT 99.1

Neptune Reports Preliminary Revenues on First Quarter

LAVAL, Quebec, June 5, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) today provided preliminary results for the first quarter of Fiscal 2013 ended May 31, 2012.

Neptune Preliminary Revenues

Neptune management is confident that first quarter revenues will be in the range of $6,000,000 to $6,200,000 compared to $4,283,000 for the first quarter ended May 31, 2011, representing an increase of 40% to 45%.

''The krill industry as a whole is vibrant; delivering double digit growth'' said Michel Timperio Vice-President Global Sales. ''Krill oil is the fastest growing ingredient in the whole Omega-3 market, which is great news as it reflects greater awareness from the consumers. Neptune's NKO, being first in its class, is gaining momentum worldwide in Asia, Oceania as well as Europe, while continuing great progression in the US mass market where Neptune's products, while dominating the health store channel, can now be found in large retail chains. We are thrilled and are foreseeing sustained growth in the upcoming quarters'' he added.

"We are delivering exceptional quarterly revenues, meeting the market strong expectations'' said André Godin, CFO. "Revenue streams generated worldwide with balanced foreign exchange exposure are securing in an unstable global market'' he added.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT:  Neptune Contact:
          Neptune Technologies & Bioressources Inc.
          Andre Godin, CFO
          +1.450.687.2262
          a.godin@neptunebiotech.com
          www.neptunebiotech.com

          Howard Group Contact:
          Dave Burwell
          (888) 221-0915
          dave@howardgroupinc.com
          www.howardgroupinc.com